Exhibit 6.38

SETTLEMENT AGREEMENT AND MUTUAL RELEASE

THIS SETTLEMENT AGREEMENT AND MUTUAL RELEASE (this “Agreement”) is entered into as of July 20, 2026 (the “Effective Date”), by and among Mangoceuticals, Inc., a Texas corporation, with its principal executive offices at 17130 N. Dallas Parkway, Suite 240, Dallas, Texas 75248 (the “Company”), Lucosky Brookman LLP, a New Jersey limited liability partnership, with offices at 101 Wood Avenue South, 5th Floor, Woodbridge, New Jersey 08830 (the “Firm”) and Joseph M. Lucosky, an individual and the founding and managing partner of the Firm (“Mr. Lucosky,” and together with the Firm, “Lucosky Brookman”). The Company, the Firm, and Mr. Lucosky are each referred to herein as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, the Firm has served as outside corporate and securities counsel to the Company, including as special Nasdaq and securities counsel in connection with the Company’s public offerings, registered direct and private placement financings, periodic reporting obligations, and other general corporate matters (collectively, the “Services”);

WHEREAS, in connection with the Services, the Firm has issued to the Company certain invoices for legal fees and disbursements that remain outstanding, totaling approximately $135,426.25 in the aggregate, an itemized schedule of which is attached hereto as Exhibit A (the “Outstanding Fees”);

WHEREAS, the Company and Lucosky Brookman desire to fully and finally resolve, settle, and discharge the Outstanding Fees, and any and all other claims either Party may have against the other arising out of or related to the Services or the Outstanding Fees as of the Effective Date, without resort to litigation or arbitration, and without either Party admitting any fault, liability, or wrongdoing;

WHEREAS, in full and complete satisfaction of the Outstanding Fees, the Company has agreed to issue 500,000 shares (the “Settlement Shares”) of the Company’s common stock, par value $0.0001 per share (“Common Stock”), to Mr. Lucosky, at the Firm’s direction and for the Firm’s benefit, pursuant to and in accordance with the Company’s Second Amended and Restated 2022 Equity Incentive Plan, as it may be further amended from time to time (the “Plan”); and

WHEREAS, the Firm has directed, and Mr. Lucosky has agreed, that the Settlement Shares be issued directly to Mr. Lucosky, individually, in full satisfaction of the Firm’s claim to the Outstanding Fees, and Mr. Lucosky is willing to make the representations set forth herein as the recipient and holder of the Settlement Shares;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Outstanding Fees

1.1 Acknowledgment of Debt. The Company acknowledges and agrees that, as of the Effective Date, it owes the Firm the Outstanding Fees, as itemized on Exhibit A, for the Services rendered by the Firm.

1.2 Reconciliation. Prior to execution of this Agreement, the Parties shall reconcile Exhibit A against the Firm’s books and records to confirm the precise amount and composition of the Outstanding Fees. The figures set forth on Exhibit A are subject to such reconciliation and true-up.

2. Settlement Consideration; Issuance of Settlement Shares

2.1 Issuance. Subject to the terms and conditions of this Agreement, within ten (10) business days following the Effective Date (or such later date as the Parties may agree in writing), the Company shall issue 500,000 Settlement Shares to Mr. Lucosky, which shares shall be issued under, and subject to the terms of, the Plan (the “Award Agreement”).

2.2 Full Satisfaction; No Further Payment. The Parties agree that the issuance of the Settlement Shares constitutes full, complete, and final satisfaction of the Outstanding Fees and of any and all other amounts owed, invoiced, or accrued by the Firm against the Company for Services rendered through the Effective Date. Neither the Company nor any of its affiliates shall have any further payment obligation to Lucosky Brookman with respect to the Outstanding Fees, whether in cash or otherwise, except as provided in Section 2.3. If the Share Value (as defined in Section 2.3) is less than the amount of the Outstanding Fees, such shortfall shall be conclusively deemed forgiven and waived by Lucosky Brookman, and neither the Firm nor Mr. Lucosky may assert any claim against the Company based on such shortfall.

2.3 Excess Value Credit. For purposes of this Agreement, the “Share Value” shall equal the aggregate value of the Settlement Shares, calculated by multiplying 500,000 by the closing sale price per share of the Common Stock on Nasdaq on the Effective Date (the “Issuance Date”). If the Share Value exceeds the amount of the Outstanding Fees set forth on Exhibit A, the amount of such excess (the “Credit Balance”) shall not be paid or refunded to the Company in cash, but shall instead be credited by the Firm against future invoices issued by the Firm to the Company for Services rendered after the Effective Date, until the Credit Balance is fully applied. Within five (5) business days after the Issuance Date, the Firm shall provide the Company with written notice confirming the Share Value and, if applicable, the resulting Credit Balance. The Firm shall apply the Credit Balance against the Company’s future invoices in the order such invoices are issued and shall reflect the remaining, unapplied Credit Balance on each subsequent invoice until exhausted. The Credit Balance (i) shall not accrue interest, (ii) shall not be transferable or assignable by the Company to any third party, (iii) shall not be payable or redeemable in cash under any circumstance, including upon termination of the Firm’s engagement, and (iv) shall expire and be forfeited, without further obligation of the Firm, if not fully applied against invoiced Services within twenty-four (24) months following the Issuance Date.

2.4 Conditions to Issuance. The Company’s obligation to issue the Settlement Shares is subject to: (a) approval of the issuance by the Company’s Board of Directors or its Compensation Committee, including confirmation that Mr. Lucosky is an eligible participant (as a consultant or service provider) under the Plan; (b) availability of a sufficient number of shares reserved and available for issuance under the Plan; (c) compliance with all applicable Nasdaq Listing Rules (including Rule 5635) and the rules of the U.S. Securities and Exchange Commission (“SEC”); and (d) Mr. Lucosky’s execution and delivery of the Award Agreement, a completed accredited investor questionnaire, an IRS Form W-9, and such other customary closing documents as the Company may reasonably request.

2.5 Tax Treatment. The Parties intend that the fair market value of the Settlement Shares on the date of issuance be treated as income to the Firm and/or Mr. Lucosky (as applicable) for U.S. federal income tax purposes, and the Company shall report such issuance as required by applicable law (including on IRS Form 1099-NEC or other applicable form). Lucosky Brookman is solely responsible for any tax liability arising from receipt of the Settlement Shares and acknowledges that the Company has made no representation regarding the tax treatment or consequences of the transactions contemplated hereby.

3. Representations and Warranties of the Company

The Company represents and warrants to Lucosky Brookman that: (a) it is a corporation duly organized, validly existing, and in good standing under the laws of the State of Texas; (b) it has full corporate power and authority to enter into this Agreement and to issue the Settlement Shares, subject to the conditions in Section 2.4; (c) upon issuance in accordance with this Agreement and the Plan, the Settlement Shares will be duly authorized, validly issued, fully paid, and non-assessable; and (d) the execution and delivery of this Agreement have been, or prior to the Effective Date will be, duly authorized by all necessary corporate action.

4. Representations and Warranties of Lucosky Brookman

The Firm and Mr. Lucosky, jointly and severally, represent and warrant that: (a) the Firm has full right, power, and authority to settle and discharge the Outstanding Fees and to direct issuance of the Settlement Shares to Mr. Lucosky in lieu of payment to the Firm; (b) the Firm has not assigned, transferred, pledged, or otherwise encumbered any right, title, or interest in the Outstanding Fees to any third party; (c) Mr. Lucosky is an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act; (d) Mr. Lucosky is acquiring the Settlement Shares for his own account, for investment purposes only, and not with a view toward, or for resale in connection with, any distribution thereof in violation of applicable securities laws; (e) Mr. Lucosky has had the opportunity to ask questions of, and receive information from, the Company regarding the terms of the Settlement Shares and the Company’s business and financial condition, including its public filings with the SEC; and (f) The Firm and Mr. Lucosky acknowledge, represent and warranty to the Company that the Firm and Mr. Lucosky have received a document or documents, providing the information required by Rule 428(b)(1) promulgated under the Securities Act of 1933, as amended.

5. Mutual Release

5.1 Release by the Company. Effective upon the Company’s issuance of the Settlement Shares in accordance with Section 2, the Company, on behalf of itself and its parents, subsidiaries, affiliates, officers, directors, employees, agents, successors, and assigns, hereby fully and forever releases, acquits, and discharges Lucosky Brookman and its partners, associates, employees, and agents from any and all claims, demands, causes of action, obligations, and liabilities of any kind, whether known or unknown, arising out of or relating to the Outstanding Fees or the billing thereof through the Effective Date.

5.2 Release by Lucosky Brookman. Effective upon the Company’s issuance of the Settlement Shares in accordance with Section 2, the Firm and Mr. Lucosky, on behalf of themselves and their respective partners, employees, and agents, hereby fully and forever release, acquit, and discharge the Company and its officers, directors, employees, agents, successors, and assigns from any and all claims, demands, causes of action, obligations, and liabilities of any kind, whether known or unknown, arising out of or relating to the Outstanding Fees through the Effective Date.

5.3 Scope. Nothing in this Section 5 releases: (a) any obligations created by this Agreement; (b) any claims arising from services performed or fees invoiced by the Firm after the Effective Date; (c) any claims arising from fraud, willful misconduct, or gross negligence; or (d) the Firm’s ongoing professional and ethical obligations to the Company as its counsel, to the extent the engagement continues.

6. No Admission of Liability

This Agreement, and the settlement reflected herein, is entered into solely to resolve the Outstanding Fees on mutually agreeable terms and to avoid the expense and inconvenience of a fee dispute. Nothing in this Agreement shall be construed as an admission by any Party of any fault, liability, or wrongdoing whatsoever.

7. Continuing Engagement

For clarity, this Agreement settles only the Outstanding Fees identified on Exhibit A and does not, by itself, terminate the attorney-client relationship between the Firm and the Company. Any continued engagement of the Firm by the Company following the Effective Date shall be governed by a separate engagement letter, and fees for Services rendered after the Effective Date shall be billed and paid in the ordinary course, in cash, unless otherwise agreed in writing.

8. Acknowledgment Regarding Independent Counsel

The Parties acknowledge that the Firm currently serves, or has served, as legal counsel to the Company, and that this Agreement involves a transaction between the Company and its own counsel (and a partner thereof) in which the Firm and Mr. Lucosky have a direct financial interest. Each Party acknowledges that: (a) the Firm cannot represent the Company’s interests in negotiating or documenting this Agreement due to this conflict of interest; (b) the Company has been advised of its right to, and has had a full and fair opportunity to, engage separate and independent counsel to review, negotiate, and advise the Company with respect to this Agreement and the transactions contemplated hereby; and (c) the Company [has / has not] engaged such independent counsel prior to executing this Agreement. This Agreement shall not be construed against any Party as the drafter.

9. Confidentiality

Except as required by applicable law, rule, or regulation (including SEC and Nasdaq disclosure obligations), the Parties agree to keep the terms of this Agreement confidential and not to disclose them to any third party without the prior written consent of the other Parties, provided that any Party may disclose the terms hereof to its attorneys, accountants, and financial advisors on a need-to-know basis, and the Company may disclose and file this Agreement as required under applicable securities laws (including in a Current Report on Form 8-K or other periodic report).

10. Miscellaneous

10.1 Governing Law; Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without regard to its conflict of laws principles. Any dispute arising out of or relating to this Agreement shall be brought exclusively in the state or federal courts located in Dallas County, Texas, and each Party consents to the personal jurisdiction of such courts.

10.2 Entire Agreement. This Agreement, together with the Award Agreement and the Plan, constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior or contemporaneous agreements, understandings, and communications, whether written or oral.

10.3 Amendment; Waiver. This Agreement may only be amended by a written instrument signed by all Parties. No waiver of any provision shall be effective unless in writing and signed by the Party against whom such waiver is sought to be enforced.

10.4 Severability. If any provision of this Agreement is held invalid or unenforceable, the remaining provisions shall continue in full force and effect, and the Parties shall negotiate in good faith to replace the invalid provision with a valid one that most closely approximates the original intent.

10.5 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, heirs, and permitted assigns.

10.6 Further Assurances. Each Party shall execute and deliver such additional documents and take such further actions as may be reasonably necessary to carry out the purposes and intent of this Agreement.

10.7 Counterparts; Electronic Signatures. This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. Signatures delivered by electronic means (including PDF or electronic signature platforms) shall be deemed original signatures for all purposes.

10.8 Notices. All notices under this Agreement shall be in writing and delivered by email (with confirmation of receipt) or nationally recognized overnight courier to the addresses set forth in the preamble above (or such other address as a Party may designate in writing).

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the Parties have executed this Settlement Agreement and Mutual Release as of the Effective Date.

MANGOCEUTICALS, INC.

By:	/s/ Jacob Cohen
Name:	Jacob D. Cohen
Title:	Chief Executive Officer

LUCOSKY BROOKMAN LLP

By:
Name:	Joseph M. Lucosky
Title:	Founding and Managing Partner

JOSEPH M. LUCOSKY, individually

By:
Name:	Joseph M. Lucosky

EXHIBIT A

Schedule of Outstanding Invoice